UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL FINANCE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

369822101
(CUSIP Number of Common Stock Underlying Warrants)

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103
(626) 584-9722
Facsimile (626) 795-8090

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Alan B. Spatz, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 789-1231
Facsimile: (310) 789-1431

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$15,193,749	$597.11

(1)          Estimated for purposes of calculating the amount of the filing fee only. General Finance Corporation (the “Company”) is offering holders of 9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant. The transaction value is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation was determined by using the average of the high and low sales price of the Company’s publicly traded warrants on April 28, 2008, which was $1.65.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,189.66

Form or Registration Number: Preliminary Proxy Statement (PREM14A)

Filing Party: General Finance Corporation

Date Filed: October 20, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by General Finance Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 2, 2008 relating to the offer by the Company to all holders of 9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant during the period commencing May 2, 2008 and terminating at 11:59 p.m. Eastern Daylight Time on May 30, 2008, or such later date to which the Company may extend the offer (the “Offer Period”). Each Warrant entitles the holder to purchase one share of Common Stock of the Company (the “Common Stock”). Warrant holders may pay a reduced exercise price of $5.10 during the Offer Period to exercise one warrant for one share of Common Stock pursuant to the terms and conditions set forth in the Offer Letter dated May 2, 2008, which was filed as Exhibit (a)(1) to the Initial Schedule TO and incorporated herein by reference, and in the related Letter of Transmitted, which was filed as Exhibit (a)(2) to the Initial Schedule TO and incorporated herein by reference which together constitute the offer (the “Offer”). This purpose of this Amendment is to reflect that the expiration date of the Offer has been extended from 5:00 p.m. Eastern Daylight Time on May 30, 2008 until 11:59 p.m. Eastern Daylight Time on May 30, 2008 unless otherwise withdrawn or extended, and to reflect that if the Company has not accepted your exercise payment you may rescind your exercise at any time for a period of 40 days from the commencement of the Offer. Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Initial Schedule TO as amended by this Amendment.
As permitted by General Instruction F to Schedule TO, the information set forth by the Schedule TO, as amended by this Amendment, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein, in response to Items 1 through 13 of this Amendment as set for herein. You should read this Amendment together with the Schedule TO filed on May 2, 2008.

Item 1.	SUMMARY TERM SHEET

Item 1 of the Schedule TO which incorporates by reference the information set forth in the Offer Letter under “Summary” is hereby amended and supplemented by adding the following language: “The Expiration Date has been extended from 5:00 Eastern Daylight Time, on May 30, 2008, until 11:59 p.m. Eastern Daylight Time on May 30, 2008, unless otherwise withdrawn or further extended.”

Item 4.	TERMS OF THE TRANSACTION

Material Items. Item 4 of the Schedule TO, which incorporates by reference the information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is hereby amended and supplemented by adding the following language:

“The Expiration Date has been extended from 5:00 p.m., Eastern Day Light Time, on May 30, 2008, until 11:59 p.m. Eastern Daylight Time on May 30, 2008, unless otherwise withdrawn or further extended.”

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

“If we have not accepted your exercise payment, you may rescind your exercise at any time for a period of 40 days from the commencement of this Offer. You may rescind by following the instructions set forth in Section 3.”

Item 4 of the Schedule TO is additionally amended and supplemented by adding as the second paragraph of “The Offer, Section 10, Extension of Tender Period; Termination; Amendments; Conditions” the following language:

“During any such extension, all Warrants previously tendered will be deemed exercised as of the new Expiration Date, to the extent not withdrawn or rescinded prior to the new Expiration Date.”

Item 4 of the Schedule TO is additionally amended and supplemented by amending and restating the subsection entitled, “ONCE EXERCISED, MAY YOU RESCIND YOUR EXERCISE?” in the “Summary” section of the Offer Letter with the following language”

“ONCE EXERCISED, MAY YOU RESCIND YOUR EXERCISE?
If you exercise Warrants pursuant to this Offer, you may rescind your exercise at any time until either (1) the Expiration Date or (ii) if we have not yet accepted your exercise payment, you may rescind your exercise at any time for a period of 40 days from commencement of this Offer. You may rescind by following the instructions set forth in Section 3.”

Item 4 of the Schedule TO is additionally amended and supplemented by amending and restating the fourth paragraph of the subsection entitled “General Terms” in the section entitled “The Offer” of the Offer Letter with the following language:

“If you exercise Warrants pursuant to the Offer and change your mind, you may rescind your exercise at any time until either (1) the Expiration Date or (ii) if we have not accepted your exercise payment, you may rescind your exercise at any time for a period of 40 days from commencement of this Offer. You may rescind by following the instructions set forth in Section 3.”

Item 4 of the Schedule TO is additionally amended and supplemented by deleting the first sentence of Section 3 entitled “Rescission Rights” and of the Offer and replacing it with the following language:

“If you exercise warrants pursuant to this offer, you may rescind your exercise at any time until either (i) the Expiration Date or (ii) if we have not accepted your exercise payment, you may rescind your exercise at any time for a period of 40 days from commencement of this Offer. You may rescind by following the instructions set forth in Section 3.”

Item 4 of the Schedule TO is additionally amended and supplemented by deleting the second sentence of the sixth paragraph of Exhibit (a)(5) to the Offer Letter and replacing it with the following language:

“If you tendered warrants at the reduced price, you may rescind your exercise and withdraw some or all of the warrants tendered for exercise until (i) the Expiration Date or (ii) if we have not accepted your exercise payment, you may rescind your exercise at any time for a period of 40 days from commencement of this Offer. You may rescind by following the instructions set forth in Section 3 of the Offer Letter.”

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(11)    Press Release dated May 8, 2008 (announcing extension of the tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL FINANCE CORPORATION

By:	/s/ Christopher A. Wilson
Name:	Christopher A. Wilson
Title:	Vice President, General Counsel & Secretary

Date: May 8, 2008

Exhibit No.	Decription

(a)	(1)	Offer Letter to Warrant Holders, dated May 2, 2008.*

(2)	Letter of Transmittal.*

(3)	Notice of Guaranteed Delivery.*

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(6)	Registrant’s Form 424(b)(3) Final Prospectus filed April 23, 2008 (Incorporated by reference).*

(7)	Annual Report on Form 10-K for the year ended June 30, 2007 and filed November 9, 2007 (Incorporated herein by reference). *

(8)	Amendment to Annual Report on Form 10-K for the year ended June 30, 2007 and filed November 9, 2007 (Incorporated herein by reference).*

(9)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 and filed February 14, 2008 (Incorporated herein by reference).*

(10)	Press Release dated May 2, 2008.*

(11)	Press Release dated May 8, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on May 8, 2008 (incorporated herein by reference)

* Previously filed with the Company's Schedule TO on May 2, 2008